Exhibit 99.3

Information on our five largest creditors

	Creditor / Address	Transaction	Claim Amount	Debt Type	Debtor	Guarantors	Description of Collateral
1	Wilmington Savings Fund Society, FSB 500 Delaware Avenue Wilmington, DE 19801 Tel: 302-888-7240 Email: phealy@wsfsbank.com	INDENTURE dated as of December 31, 2019, among AVIANCA HOLDINGS S.A., as Issuer; the GUARANTORS party thereto; WILMINGTON SAVINGS FUND SOCIETY, FSB, as Trustee and Collateral Trustee and CITIBANK, N.A., as Registrar, Transfer Agent and Principal Paying Agent.	$484,419,000.00	Bonds	Avianca Holdings S.A.

Avianca Leasing, LLC

Grupo Taca Holdings Limited

Aerovías del Continente Americano S.A. – Avianca

Avianca Costa Rica, S.A.

Avianca Peru, S.A.

Taca International Airlines, S.A.

Avianca Ecuador S.A.

Tampa Cargo S.A.S.

Aviateca, S.A.

Latin Logistics, LLC

International Trade Marks Agency Inc.

Airlease Holdings One Ltd.

							Aircraft residual value and certain intellectual property

	Creditor / Address	Transaction	Claim Amount	Debt Type	Debtor	Guarantors	Description of Collateral
2	UMB Bank, N.A. Marilee Sobieski 6550 S. Millrock Drive, Suite 150 Salt Lake City, UT 84121 Tel: 385-715-3013 Email: corptrustutah@umb.com Marilee.Sobieski@umb.com	SENIOR SECURED CONVERTIBLE TERM LOAN AGREEMENT, among AVIANCA HOLDINGS S.A. (the “Borrower”), AEROVÍAS DEL CONTINENTE AMERICANO S.A. – AVIANCA (“Avianca”), the other Guarantors party thereto, the Lenders party thereto, and UMB BANK, N.A. (as successor agent to United Airlines, Inc.), as administrative agent for the Lenders (in such capacity, the “Administrative Agent”) and as collateral agent for the Lenders	$325,000,000.00	Long Term Debt	Avianca Holdings S.A.

Avianca Costa Rica, S.A.

Avianca-Ecuador S.A.

Avianca Perú, S.A.

Grupo Taca Holdings Limited

Isleña de Inversiones S.A. de C.V.

Latin Logistics Colombia S.A.S.

Regional Express Americas S.A.S.

Ronair N.V

Servicio Terrestre, Aereo y re Rampa S.A.S

Tampa Cargo S.A.S.

AV International

Holdco S.A.

AV International

Holdings S.A.

AV International Investments S.A.

AV International

Ventures S.A.

AV Taca International HoldCo S.A.

							Credit card receivables collections Fiduciary agreement

	Creditor / Address	Transaction	Claim Amount	Debt Type	Debtor	Guarantors	Description of Collateral

Aviacorp. Enterprises S.A.

Latin Airways Corp.

Taca S.A.

AV Loyalty Bermuda Ltd.

Aviateca S.A.

Taca International Airlines, S.A.

AV Investments One Colombia S.A.S.

AV Investments Two Colombia S.A.S.

Aerovías del Continente Americano S.A. – Avianca

3	Wells Fargo Bank Northwest N.A. (in its capacity as Owner Trustee) 299 South Main Street, 5th Floor Salt Lake City, UT 84111 Tel: 801-246-7142	Private Placement – 2015 EAIV A319 – MSN 6617 A320 – MSNs 6692, 6739, 6746 A321 – MSNs 6511, 6767 B787 – MSNs 37507, 37508	$271,117,294.00	Aircraft Loan Agreement	Aerovías del Continente Americano S.A. Avianca (as lessee)	Avianca Holdings S.A.	(1) A319, (3) A320, (2) A321, (2) B787 aircraft

	Creditor / Address	Transaction	Claim Amount	Debt Type	Debtor	Guarantors	Description of Collateral
4	ING Capital LLC US David Jaquet 1133 Avenue of the Americas, 8 Fl New York, NY 10036 Tel: 646-424-6000 Email: David.Jaquet@ing.com	JOLCO/ECA Financing – MSN 65315	$123,559,193.00	ECA Aircraft Loan Agreement	Aerovías del Continente Americano S.A. Avianca (as sublessee)	Avianca Holdings S.A. Grupo TACA Holdings Limited TACA International Airlines S.A.	One Boeing 787-900 MSN 65315
5	Banco De Bogota New York Agency (in its capacity as Agent) Attn: Gladys Gonzalez Cortes Calle 36 # 7-47 Piso 12 Bogota, Colombia Email: gonza1@bancodebogota.com	Credit and Guaranty Agreement dated as of June 16, 2015 among Taca International Airlines, S.A., Avianca Holdings S.A., the Lenders party thereto and Fiduciaria Bogota S.A., as administrative agent (as amended on April 26, 2019)	$107,250,000.00	Long Term Debt	TACA INTERNATIONAL AIRLINES, S.A.	AVIANCA HOLDINGS S.A.	Credit card receivables